1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

February 6, 2025

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Real Estate Income Fund (the “Fund”)
File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) supplemental comments on the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 13, 2024. The below responses, in addition to those included in previous correspondence filed on January 21, 2025, will be reflected, to the extent applicable, in Post-Effective Amendment No. 19 (“PEA 19”) to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s December 13, 2024 registration statement.

PROSPECTUS

Comment 1: As a follow-up to previous Comment 11 and your response thereto, please explain:

a.

The specific services PIMCO Prime Real Estate and its employees will provide to the Fund on the PIMCO adviser entity’s (“the Adviser”) behalf and why those services and why those services do not amount to advisory services provided to the Fund

b.	The extent to which the Adviser will depend on PIMCO Prime Real Estate personnel in servicing the Fund

Anu Dubey February 6, 2025 Page 2

c.	Whether PIMCO Prime Real Estate personnel who provide investment advice with respect to the Fund will be “supervised persons” of the Adviser under Section 202(a)(25) of the Investment Adviser’s Act

d.	Whether and what fees are paid to PIMCO Prime Real Estate, by whom, and whether such fees are paid pursuant to an agreement and, if they are, who the agreement is between

e.	Whether PIMCO Prime Real Estate is considered a “fiduciary” with respect to the Fund

f.

Whether the personnel being provided to the Fund are personnel of PIMCO Prime Real Estate or of any of PIMCO Prime Real Estate affiliates and, if applicable, how such entities are affiliated with PIMCO Prime Real Estate, the Adviser, and the Fund (i.e. controlled subsidiaries, wholly/majority-owned) and

i.	If applicable, the registration status of each such affiliate

ii.	If applicable, where the affiliate is domiciled

Please also provide any written agreements governing the arrangement whereby PIMCO Prime Real Estate provides its employees to the Adviser, including the Employee Leasing and Servicing Agreement and the Compliance Cooperation Agreement mentioned in the response to previous Comment 11.

Response: Please see below for responses to each of the Staff’s requests:

a.  PIMCO Prime Real Estate is not providing services to the Fund on behalf of the Adviser. As disclosed in the registration statement and discussed with the Staff, certain personnel may overlap and provide services to both the Adviser and PIMCO Prime Real Estate. However, any person providing services to the Fund will be a supervised person of the Adviser, subject to the policies and procedures of the Adviser and the oversight of the Adviser’s Chief Compliance Officer.

b.  As noted above, to the extent that PIMCO Prime Real Estate personnel are involved in servicing the Fund, they would do so in their capacity as supervised persons of the Adviser pursuant to the Employee and Leasing

Anu Dubey February 6, 2025 Page 3

Services Agreement and Compliance Cooperation Agreement between the Adviser and PIMCO Prime Real Estate.

c.  Yes, as noted above, when carrying out any services on behalf of the Fund such personnel will be “supervised persons” of the Adviser, as defined in Section 202(a)(25) of the Investment Adviser’s Act.

d.  PIMCO may pay PIMCO Prime Real Estate pursuant to intercompany agreements. Such payments may account for services provided by PIMCO Prime Real Estate Personnel (acting as supervised persons of the Adviser) to the Fund. For the avoidance of doubt, the Fund does not make any payments to PIMCO Prime Real Estate.

e.  PIMCO Prime Real Estate does not have a role with the Fund or provide services to the Fund. As such, PIMCO Prime Real Estate is not a fiduciary with respect to the Fund.

f.  As noted above, no personnel are providing services to the Fund on behalf of PIMCO Prime Real Estate and PIMCO Prime Real Estate is not providing services to the Fund. Certain personnel providing services to the Fund may be dual personnel of the Adviser and PIMCO Prime Real Estate, but, when providing services to the Fund, these personnel are acting on behalf of, and as supervised persons of, the Adviser.

PIMCO agrees to supplementally provide the Employee Leasing and Servicing Agreement and the Compliance Cooperation Agreement between PIMCO Prime Real Estate and the Adviser, and PIMCO requests confidential treatment thereof.

Comment 2: As a follow-up to previous Comment 12 and your response thereto, please confirm that there are currently no financial firms that maintain or sponsor retirement plans which have entered into an agreement with the Distributor or with which a sales load waiver would occur, per disclosure on page 67 of the Prospectus.

Response: The Fund confirms that there are currently no financial firms that maintain or sponsor retirement plans which have entered into an agreement with the Distributor or with which a sales load waiver would occur.

Comment 3: As a follow-up to previous Comment 19 and your response thereto, please revise the first four sentences on page 78 of the SAI to track the first three sentences under “Shares Purchased or Held Through Financial Intermediaries” on page 68 of the Prospectus.

Anu Dubey February 6, 2025 Page 4

Response: Comment accepted. The Fund will replace the first four sentences on page 78 of the SAI with:

The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares. The Fund’s sales charge waivers and discounts disclosed above are available for qualifying purchases and are generally available through financial firms. There are currently no sales charge waivers, discounts and/or breakpoints available through any specific financial intermediary required to be disclosed by the Fund. Any such sales charge waivers, discounts and/or breakpoints will be set forth in an appendix to the Prospectus.

Comment 4: In footnote 2 to the fee table, in the second line, please also disclose use of leverage based on the Fund’s net assets.

Response: The Fund respectfully notes that, in the January 21 response, footnote 2 to the fee table discloses the use of leverage based on the Fund’s average net assets. However, in response to the Staff’s comment, the Fund has revised the footnote to state “average net assets” instead of “total average net assets.”

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Jaime Dinan, Pacific Investment Management Company LLC
Megan Johnson, Dechert LLP
Douglas P. Dick, Dechert LLP